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                          June 23, 2022

       Richard K. Coleman, Jr.
       Chief Executive Officer
       Star Equity Holdings, Inc.
       53 Forest Ave., Suite 101
       Old Greenwich, CT 06870

                                                        Re: Star Equity
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 21, 2022
                                                            File No. 333-265737

       Dear Mr. Coleman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Claudia B. Dub  n, Esq.